Exhibit 10.16

EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (this “Agreement”) is entered into by and between ECLIPSYS CORPORATION, a Delaware corporation (“Company”), and PAUL L. RUFLIN, an individual (“Executive”), effective February 3, 2004 (“Effective Date”).

WITNESSETH:

     WHEREAS, Executive has been serving as the Chief Executive Officer of Company pursuant to the terms of an offer letter dated May 5, 2002 (the “Offer Letter”); and

     WHEREAS, Executive commenced employment with Company on July 15, 2002 (the “Commencement Date”); and

     WHEREAS, Company and Executive contemplated at the time of the Offer Letter that they would enter into a more formal employment agreement; and

     WHEREAS, Company desires to continue to employ Executive, and Executive desires to continue to be employed by Company;

     NOW THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties to this Agreement, the parties agree as follows:

     Section 1 - Employment.

(a)	Company agrees to continue to employ Executive as its Chief Executive Officer, and Executive shall have the customary powers, responsibilities and authorities of a Chief Executive Officer. In this capacity, Executive shall report to the Board of Directors of Company (the “Board”). Executive agrees to devote his best efforts to the performance of his duties and responsibilities hereunder, subject at all times to review and control of the Board.

(b)	Nothing in this Agreement shall preclude Executive from engaging in charitable and community affairs, from managing any passive investment (i.e., an investment with respect to which Executive is in no way involved with the management or operation of the entity in which Executive has invested) made by him in publicly traded equity securities or other property (provided that no such investment may exceed five percent (5%) of the equity of any entity, without the prior approval of the Board) or from serving, as a member of boards of directors or as a trustee of any other corporation, association or entity, to the extent that any of the above activities do not interfere with his ability to discharge his duties hereunder and the subject entity does not directly compete with Company.

     Section 2 — Term of Employment. Executive’s term of employment under this Agreement (“Term of Employment”) commenced on the Commencement Date and, subject to the terms hereof, shall terminate on the date that either party terminates Executive’s employment under this Agreement.

     Section 3 — Compensation.

(a)	Salary. During the period from the Commencement Date through July 15, 2004 (the “Initial Period”), Company shall pay Executive at the annualized rate of Seven Hundred Fifty Thousand Dollars ($750,000.00) (“Base Salary”), in bi-weekly payments of Twenty Eight Thousand Eight Hundred Forty Six and 15/100 Dollars ($28,846.15). Base Salary shall be payable in accordance with the ordinary payroll practices of Company and shall be subject to all applicable federal, state and local withholding and reporting requirements. Executive’s Base Salary shall not be decreased during the Initial Period. During the Term of Employment, the Board shall review, and may, subject to the immediately preceding sentence, adjust Executive’s Base Salary annually, in accordance with Company’s customary procedures and practices for reviewing compensation of senior executives.

(b)	Eclipsys Executive Compensation Program (“EECP”). Executive shall be eligible to participate in the EECP, subject to all the terms and conditions of such plan, as such plan may be modified from time to time; provided, however, that Executive’s annual target bonus under the EECP (the “Target Bonus”) shall initially be at least Two Hundred Fifty Thousand Dollars ($250,000.00) , with the actual bonus earned being based on achieving such performance targets and management objectives as may be established by the Board or the Compensation Committee of the Board each year as contemplated by the EECP. Executive’s Target Bonus shall not be decreased during the Initial Period.

     Section 4 - Employee Benefits.

(a)	Employee Retirement Benefit Programs, Welfare Benefit Programs, Plans and Practices. Company shall provide Executive with coverage during the Term of Employment under any retirement benefit programs, welfare benefit programs, plans and practices, that Company makes available to its senior executives, including, but not limited to, its life and short- and long-term disability insurance, hospitalization and major medical insurance, Company 401(k) Plan, Employee Stock Purchase Plan, dental insurance, directors and officers liability insurance, and any other nonqualified compensation program (including deferred compensation or supplemental retirement programs) as in effect from time to time.

(b)	Vacation. Executive shall be entitled to five weeks of paid vacation each calendar year, which shall be taken at such times as are consistent with Executive’s responsibilities hereunder; provided, however, that Executive shall not be entitled to carry over unused vacation from year to year in an amount exceeding that which Executive would be entitled to carry over in accordance with Company’s standard vacation policy as applied to employees of Executive’s longevity with Company.

(c)	Relocation and Travel Expenses. Company shall pay all reasonable and customary costs related to the relocation of his family and the family residence to Florida (or other location of the Company’s corporate headquarters if it is relocated) at such time during the Term of Employment as Executive decides such a move is appropriate. The costs included in the relocation cost to be paid by the Company shall include, without limitation, all moving costs; all expenses relating to the sale of Executive’s Ohio residence, such as brokerage commissions and closing costs; all expenses relating to travel between Ohio and Florida (or other corporate headquarters location) relating to such relocation; and reimbursement of any nonrefundable deposits that are forfeited by Executive on account of the relocation. Executive acknowledges that during the Term of Employment he shall be required to travel extensively to meet with customers, prospects, investors and Company employees in order to perform his duties hereunder, and that Company shall bear all the reasonable costs and expenses of such travel, including travel to and from his family’s residence for business purposes.

     Section 5 - Expenses. Subject to prevailing Company policy or such guidelines as may be established by the Board from time to time, in addition to the travel costs and expenses referred to in 4(c) above, Company shall reimburse Executive for all reasonable expenses incurred by Executive in carrying out his duties.

     Section 6 - Termination of Employment.

(a)	Termination Without Cause or Termination for Good Reason. If Executive’s employment is terminated during the Term of Employment by Company for any reason other than Cause (as defined in Section 6(c) hereof), Executive’s Disability (as defined in Section 6(e) hereof), or Executive’s death, or if Executive’s employment is terminated during the Term of Employment by Executive for Good Reason (as defined in Section 6(a)(2) hereof), then Company shall pay Executive (x) the Accrued Amounts (as defined below) and (y) subject to the following sentence, the Severance Package. The payment of the Severance Package to Executive under this Section 6(a) shall (i) be contingent upon the execution by Executive of Company’s standard release agreement then in effect and (ii) constitute the sole remedy of Executive in the event of a termination of Executive’s employment in the circumstances set forth in this Section 6(a). The Accrued Amounts shall be payable in a lump sum within ten (10) days of termination of employment.

(1)	For purposes of this Agreement, the “Accrued Amounts” shall mean Executive’s Base Salary, any declared but unpaid bonus and any other earned but unpaid amounts payable to him hereunder, in each case as accrued through the last day of his actual employment by Company.

(2)	For purposes of this Agreement, a termination of employment by Executive for “Good Reason” shall be a termination by Executive following the occurrence of any of the following events unless Company has cured as provided below:

(A)	Removal from the position of Chief Executive Officer of Company prior to a Change of Control (as defined in Section 6(d)(4)), except for Cause or following Executive’s death or Disability;

(B)	Prior to or following a Change of Control, any material diminution in Executive’s duties or responsibilities, except for Cause or following Executive’s death or Disability; or

(C)	Prior to a Change of Control, a material reduction in the Base Salary or a material reduction in the other benefits (other than the Target Bonus) provided to Executive by Company; or

(D)	Following a Change of Control, a material reduction in the Base Salary or Target Bonus, a material change in the criteria for measuring the amount of bonus Executive will be entitled to, or a material reduction in the other benefits provided to Executive by Company; or

(E)	Prior to or following a Change of Control, a required relocation of Executive’s primary residence any time after he and his family relocate to Florida.

Executive must notify Company in writing specifically identifying any event constituting Good Reason within thirty (30) days after Executive becomes aware of such event or such event shall not constitute Good Reason for purposes of this Agreement; provided that Company shall have thirty (30) days from the date of such notice to cure the Good Reason event. A termination by Executive following cure shall not be a termination for Good Reason. A failure of Executive to notify Company after the first occurrence of an event constituting Good Reason shall not preclude any subsequent occurrences of such event (or similar event) from constituting Good Reason.

The parties acknowledge that, although Executive is currently serving both as President and as Chief Executive Officer of Company, it shall not constitute Good Reason if the Board elects to award the title of President to a Company employee other than Executive, or if the Board elects to assign the duties normally associated with a chief operating officer to a Company employee other than Executive. In this regard, Company acknowledges that Executive would expect to be consulted by the Board before either of these actions were taken, but Executive acknowledges that the ultimate authority to determine who will serve as an executive officer of Company and what roles those executives should play is reserved to the Board, acting in accordance with its fiduciary duties.

(3)	For purposes of this Agreement, “Severance Package” shall mean:

(A)	Base Salary continuation for eighteen (18) months following the date of termination at Executive’s annual Base Salary rate in effect on the date of termination, subject to all applicable federal, state and local withholding and reporting requirements. These salary continuation payments shall be paid in accordance with usual Company payroll practices;

(B)	A bonus equal to one hundred fifty percent (150%) of Executive’s Target Bonus in effect on the date of termination under EECP, payable in equal installments over the eighteen (18) month period described in Section 6(a)(3)(A) above, subject to the same withholding and reporting requirements. In addition, to the extent not included in the Accrued Amounts, Executive shall receive a pro rata bonus for the bonus period during which the date of termination occurs calculated at one hundred percent (100%) of the Target Bonus, multiplied by a fraction the numerator of which is the number of days that Executive was employed during such bonus term and the denominator of which is 365. Such prorated bonus shall be paid in accordance with customary practices for payment of bonuses under EECP;

(C)	Twelve (12) months of continued vesting under all Restricted Stock Awards and Option Awards (i.e., vesting calculated at the time of employment termination as if termination were to occur twelve months later). For purposes of avoiding confusion, the parties acknowledge that (i) the Restricted Stock Agreement and the Amended and Restated Restricted Stock Agreement, both dated as of July 15, 2002, between Company and Executive (together the “2002

Restricted Stock Agreements”) contain language intended to effectuate this continued vesting, which is located in the proviso to the definition of “Measurement Date” in Section 2.1(a) thereof, (ii) the inclusion of such language in the 2002 Restricted Stock Agreements is not intended to create additional vesting beyond the twelve months described in the first sentence of this paragraph (C), and (iii) in light of the first sentence of this paragraph (C), the 2002 Restricted Stock Agreements should be read as if such proviso were deleted.

(D)	Continuation of benefits under any life, group health, and dental insurance benefits substantially similar to those which Executive was receiving immediately prior to termination of employment until the earlier of:

(i)	the end of the eighteen (18) month period following the date of termination, or

(ii)	the date on which Executive becomes eligible to receive any benefits under any plan or program of any other employer.

The continuing coverage provided under this Section 6(a)(3)(D) is subject to the availability of such continuation under the terms of the applicable plan documents and all provisions of applicable law. If Executive is not eligible for such continued coverage under one of the Company-provided benefit plans noted in this paragraph (D) that he was participating in during his employment, Company shall pay Executive the cash equivalent of the cost of replacement insurance for the duration of the applicable period.

(b)	Voluntary Termination by Executive Without Good Reason. If Executive terminates his employment with Company without Good Reason, then Company shall pay Executive the Accrued Amounts in a lump sum within ten (10) days of termination of employment.

(c)	Termination for Cause. If Executive’s employment is terminated for Cause, Company shall pay Executive the Accrued Amounts in a lump sum within ten (10) days of termination of employment. As used herein, the term “Cause” shall be limited to:

(1)	Executive’s conviction of or plea of guilty or nolo contendere to a crime constituting a felony under the laws of the United States or any state thereof or any other jurisdiction in which Company conducts business;

(2)	Executive’s willful misconduct or gross negligence in the performance of his duties that causes material harm to Company;

(3)	Executive’s willful and continued failure to follow the reasonable instructions of Company’s Board;

(4)	Executive’s willful and continued neglect of duties (other than any such neglect resulting from incapacity of Executive due to physical or mental illness); or

(5)	a material breach of this Agreement by Executive;

provided, however, that Cause shall arise under items (2), (3), (4) or (5) only following thirty (30) days written notice thereof from Company which specifically identifies such misconduct, failure, neglect or breach and the continuance of such misconduct, failure, neglect or breach during such notice period, and further provided that Cause under items (3), (4) and (5) shall be subject to the last sentence of Section 8(c) hereof. During any such notice period, Executive shall have the right to be heard before the full Board and Cause shall not be deemed to exist without a finding by the Board that Cause has not been cured and continues to exist after the thirty (30) day cure period. A failure of Company to notify Executive after the first occurrence of an event constituting Cause shall not preclude any subsequent occurrences of such event (or similar event) from constituting Cause.

(d)	Certain Terminations Following a Change of Control. In the event Executive’s employment with Company terminates by reason of a Qualifying Termination (as defined below) within two (2) years after a Change of Control of Company (as defined below) that occurs during the Term of Employment, then Company shall pay to Executive (x) the Accrued Amounts in a lump sum within ten (10) days of termination of employment and (y), in lieu of the Severance Package, and subject to the limitations described in Section 7 below and subject to the following two sentences, Company shall provide Executive the Change of Control Benefits (as defined below). The provision of the Change of Control Benefits to Executive under this Section 6(d) shall (i) be contingent upon the execution by Executive of Company’s standard release agreement then in effect or a release in another form reasonably acceptable to Company and (ii) constitute the sole remedy of Executive in the event of a termination of Executive’s employment in the circumstances set forth in this Section 6(d). In addition, all payments under this Section 6(d) are subject to the timing rules, calculations and adjustments described in Section 7.

(1)	“Change of Control Benefits” shall mean:

(A)	Base Salary continuation for twenty four (24) months following the date of termination at Executive’s annual Base Salary rate in effect on the date of termination, subject to all applicable federal, state and local withholding and reporting requirements. These salary continuation payments shall be paid in accordance with usual Company payroll practices;

(B)	A bonus equal to two hundred percent (200%) of Executive’s Target Bonus in effect on the date of termination under EECP, payable in equal installments over the twenty four (24) month period described in Section 6(d)(1)(A) above, subject to the same withholding and reporting requirements. In addition, to the extent not included in the Accrued Amounts, Executive shall receive a pro rata bonus for the bonus period during which the date of termination occurs calculated at one hundred percent (100%) of the Target Bonus, multiplied by a fraction the numerator of which is the number of days that Executive was employed during such bonus term and the denominator of which is 365. Such prorated bonus shall be paid in accordance with customary practices for payment of bonuses under EECP;

(C)	Acceleration in full of the vesting of all Restricted Stock Awards and Option Awards; and

(D)	Continuation of life, group health and dental insurance benefits substantially similar to those which Executive was receiving immediately prior to the Qualifying Termination until the earlier of:

(i)	the end of the twenty four (24) month period following Executive’s termination of employment, or

(ii)	the date on which Executive becomes eligible to receive any benefits under any plan or program of any other employer.

The continuing coverage provided under this Section 6(d)(1)(D) is subject to the availability of such continuation under the terms of the applicable plan documents and all provisions of applicable law. If Executive is not eligible for such continued coverage under one of the Company-provided benefit plans noted in this paragraph (D) that he was participating in during his employment, Company shall pay Executive the cash equivalent of the cost of replacement insurance for the duration of the applicable period.

(2)	Qualifying Termination. For purposes of this Agreement, the term “Qualifying Termination” means a termination of Executive’s employment with Company for any reason other than:

(A)	death;

(B)	Disability, as defined herein;

(C)	Cause, as defined herein; or

(D)	A termination by Executive without Good Reason, as defined herein.

(3)	Change of Control Defined. For purposes of this Agreement, a “Change of Control” shall have the meaning set forth in Exhibit A attached hereto.

(e)	Disability. In the event that Executive suffers a Disability, Company may, in its discretion, terminate Executive’s employment hereunder. For purposes of this Agreement, “Disability” shall be defined to occur at such time as Executive becomes eligible to receive benefits under the terms of Company’s then applicable long-term disability policy, or, in the absence of such policy, shall be defined as a physical or mental disability that prevents Executive from performing his duties under this Agreement which continues for ninety (90) consecutive days or more, or for an aggregate of ninety (90) days in any period of twelve (12) months. Company may only terminate Executive on account of Disability after giving due consideration to whether reasonable accommodations can be made under which Executive is able to fulfill his duties under this Agreement. The commencement date and expected duration of any physical or mental condition that prevents Executive from performing his duties hereunder shall be determined by a medical doctor mutually acceptable to Executive and Company. In the event Executive’s employment is terminated by Company pursuant to this Section 6(e), then Company shall pay Executive the Accrued Amounts in a lump sum within ten (10) days of termination of employment. In addition, to the extent not included in the Accrued Amounts, Executive shall receive a pro rata bonus for the bonus period during which the date of termination pursuant to this Section 6(e) occurs calculated at one hundred percent (100%) of the Target Bonus, multiplied by a fraction the numerator of which is the number of days that Executive was employed during such bonus term and the denominator of which is 365. Such prorated bonus shall be paid in accordance with customary practices for payment of bonuses under EECP

(f)	Death. In the event of Executive’s death during the Term of Employment, all obligations of Company to make any further payments, including the obligation to pay the Accrued

Amounts, shall be paid to Executive’s estate, and in any event all Accrued Amounts shall be paid in a lump sum within ten (10) days of Executive’s death. In addition, to the extent not included in the Accrued Amounts, Executive’s estate shall receive a payment or payments reflecting a pro rata bonus for Executive for the bonus period during which the date of termination pursuant to this Section 6(f) occurs calculated at one hundred percent (100%) of the Target Bonus, multiplied by a fraction the numerator of which is the number of days that Executive was employed during such bonus term and the denominator of which is 365. Such prorated bonus shall be paid in accordance with customary practices for payment of bonuses under EECP

(g)	Payments as Compensable Compensation. Any participation by Executive in, and any terminating distributions and vested rights under, Company-sponsored retirement or deferred compensation plans, regardless of whether such plans are qualified or nonqualified for tax purposes, shall be governed by the terms of those respective plans.

(h)	Executive’s Duty to Provide Materials. Upon the termination of the Term of Employment for any reason, Executive or his estate shall surrender to Company all correspondence, letters, files, contracts, mailing lists, customer lists, advertising material, ledgers, supplies, equipment, checks, and all other materials and records of any kind that are the property of Company or any of its subsidiaries or affiliates, that may be in Executive’s possession or under his control, including all copies of any of the foregoing.

     Section 7 - Cap on Payments.

(a)	Notwithstanding any other provision of this Agreement, except as set forth in Section 7(b), in the event that Company undergoes a “Change in Ownership or Control” (as defined below), Company shall not be obligated to provide to Executive a portion of any “Contingent Compensation Payments” (as defined below) that Executive would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”)) for Executive. For purposes of this Section 7, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b)	Notwithstanding the provisions of Section 7(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 110% of the aggregate present value (determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by Executive if the Eliminated Payments (determined without regard to this sentence) were paid to him (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 7(b) shall be referred to as a “Section 7(b) Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

(c)	For purposes of this Section 7, the following terms shall have the following respective meanings:

               (i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of Company or in the ownership of a substantial portion of the assets of Company determined in accordance with Section 280G(b)(2) of the Code.

               (ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of Company.

(d)	Any payments or other benefits otherwise due to Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 7(d). Within 30 days after each date on which Executive first becomes entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, Company shall determine and notify Executive (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 7(b) Override is applicable. Within 30 days after delivery of such notice to Executive, Executive shall deliver a response to Company (the “Executive Response”) stating either (A) that he agrees with Company’s determination pursuant to the preceding sentence, in which case he shall indicate, if applicable, which Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount), shall be treated as Eliminated Payments or (B) that he disagrees with such determination, in which case he shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii)

the Eliminated Amount, (iii) whether the Section 7(b) Override is applicable, and (iv) which (if any) Contingent Compensation Payments, or portions thereof (the aggregate amount of which, determined in accordance with Proposed Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision, shall be equal to the Eliminated Amount, if any), shall be treated as Eliminated Payments. In the event that Executive fails to deliver an Executive Response on or before the required date, Company’s initial determination shall be final and the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be determined by Company in its absolute discretion. If Executive states in the Executive Response that he agrees with Company’s determination, Company shall make the Potential Payments to Executive within three business days following delivery to Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If Executive states in the Executive Response that he disagrees with Company’s determination, then, for a period of 60 days following delivery of the Executive Response, Executive and Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boca Raton, Florida, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Company shall, within three business days following delivery to Company of the Executive Response, make to Executive those Potential Payments as to which there is no dispute between Company and Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute. Subject to the limitations contained in Sections 7(a) and (b) hereof, the amount of any payments to be made to Executive following the resolution of such dispute shall be increased by amount of the accrued interest thereon computed at the prime rate announced from time to time by Citibank, compounded monthly from the date that such payments originally were due.

(e)	Upon the written request of Executive (which request must specify Executive’s actual tax circumstances) delivered to Company within 90 days following the timely filing of all relevant tax returns for the Executive for the year or other taxable period in which the Eliminated Payments would have been made, the Eliminated Payments shall be recomputed based upon the Executive’s actual tax circumstances and the reference to “110%” in clause (ii) of Section 7(b) shall be deemed to be “100%”. If, as a result of such recomputation, there are no Eliminated Payments, the Executive shall become entitled to receive Contingent Compensation Payments previously treated as Eliminated Payments within 10 days of the delivery of the aforementioned request.

(f)	The provisions of this Section 7 are intended to apply to any and all payments or benefits available to Executive under this Agreement or any other agreement or plan of Company under which Executive receives Contingent Compensation Payments.

     Section 8 - Other Agreements.

(a)	Non-Solicitation; Non-Disclosure, etc. On this date, and in consideration for the provisions of this Agreement, among other things, Executive has separately executed a Non-Competition and Non-Solicitation Agreement (the “Standard Agreement”). Executive hereby reaffirms his agreement to the terms and conditions set forth in the Standard Agreement.

(b)	Offer Letter. The Offer Letter is hereby superseded in its entirety and shall have no further force or effect.

(c)	No Violation of Other Agreements. Executive hereby represents that he is not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of his employment with Company or to refrain from competing, directly or indirectly, with the business of such previous employer or any other party, except for any such agreement that have been disclosed to the Company and that could not reasonably be expected to compromise Executive’s ability to perform his duties as Chief Executive Officer of Company. Executive further represents that, to his knowledge and belief, he has not breached any agreement not to compete or any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with Company, and Executive acknowledges Company’s desire and direction that he not breach any such agreement in the performance of his services hereunder. Accordingly, Company agrees that any failure or refusal of Executive to perform his duties as Chief Executive Officer of Company shall not constitute “Cause” to the extent such failure or refusal is attributable to Executive’s compliance with such agreements.

     Section 9 - Notices. All notices or communications hereunder shall be in writing, addressed as follows:

To Company:	Eclipsys Corporation 1750 Clint Moore Road Boca Raton, FL 33487 ATTN: Chairman of the Board

with a copy to:	Brent B. Siler Hale and Dorr LLP 11951 Freedom Drive Suite 1400 Reston, Virginia 20190

To Executive:	Paul L. Ruflin 5601 Rico Drive Boca Raton, FL 33489

with a copy to:	Michael G. Riley, Esq. McDonald Hopkins Co., L.P.A. 600 Superior Avenue, Suite 2100 Cleveland, OH 44114

Any such notice or communication shall be delivered by hand or sent certified or registered mail, return receipt requested, postage prepaid, or by reputable overnight courier addressed as above (or to such other address as such party may designate in a notice duly delivered as described above), and the time of actual delivery, if delivered by hand, the next business day, if sent by overnight courier, or the third (3rd) business day after the actual date of mailing, if sent by mail, shall constitute the time at which notice was given.

     Section 10 - Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

     Section 11 - Assignment and Assumption. This contract shall be binding upon and inure to the benefit of the heirs and representatives of Executive and the assigns and successors of Company, but neither this Agreement nor any rights or obligations hereunder shall be assignable or otherwise subject to hypothecation by Executive (except by will or by operation of the laws of interstate succession) or by Company, except that Company may assign this Agreement to any successor (whether by merger, purchase or otherwise) to all or substantially all of the stock, assets or business of Company.

     Section 12 - Amendment. This Agreement may only be amended by written agreement of the parties hereto.

     Section 13 - Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations. The provisions of this Section 13 are in addition to the survivorship provisions of any other section of this Agreement.

     Section 14 - Governing Law; Venue and Jurisdiction. This Agreement shall be governed by and construed under and in accordance with the laws of the State of Florida (without reference to the conflicts of law provisions thereof). If any judicial or administrative proceeding or claim relating to or pertaining to this Agreement is initiated by either party hereto, such proceeding or claim shall and must be filed in a state or federal court located in Palm Beach County, Florida, and Company and Executive each consents to the jurisdiction of such a court..

     Section 15 - Prior Agreement; Coordination of Benefits. This Agreement, along with the Standard Agreement, contains the entire understanding between the parties hereto regarding terms of Executive’s employment and supersedes in all respects any prior or other employment agreement or understanding, both written and oral. In the event of a conflict between this Agreement and any policy or plan that applies generally to employees of Company regarding performance bonuses, healthcare, retirement, severance, change of control, relocation, or equity programs such as Restricted stock or Option awards, this Agreement shall control unless the generally applicable plan or program would provide a greater benefit or award to Executive, in which case the terms of such plan or program shall control over this Agreement.

     Section 16 - Withholding. Company shall be entitled to withhold from payment any amount of withholding required by law.

     Section 17 - Section Headings and Construction. The headings of sections in this Agreement are provided for convenience only and will not effect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding section or sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as circumstances require.

     Section 18 - Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same Agreement.

     Section 19 - Acknowledgement. Executive states and represents that he has had an opportunity to fully discuss and review the terms of this Agreement with an attorney. Executive further states and represents that he has carefully read this Agreement, understands the contents herein, freely and voluntarily assents to all of the terms and conditions hereof, and signs his name of his own free act.

     Intending to be legally bound hereby, the parties have executed this Agreement on the date set forth above.

COMPANY

ECLIPSYS CORPORATION

By:	/s/ Eugene V. Fife

Eugene V. Fife, Chairman of the Board

EXECUTIVE

/s/ Paul L. Ruflin

Paul L. Ruflin

EXHIBIT A

     “Change in Control” means an event or occurrence set forth in any one or more of subsections (a) through (d) below (including an event or occurrence that constitutes a Change in Control under one of such subsections but is specifically exempted from another such subsection) that occurs during the Term of Employment:

          (a) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 30% or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company), (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (c) below; or (v) any acquisition by General Atlantic Partners 28, L.P., General Atlantic Partners 38, L.P., General Atlantic Partners 47, L.P., GAP Coinvestment Partners, L.P., General Atlantic Partners, LLC, and any person directly or indirectly controlled (within the meaning of Rule 12b-2 promulgated under the Exchange Act) by any of the foregoing entities described in this clause (v) (each such party is referred to herein as an “Exempt Person”) of any shares of Common Stock; or

          (b) such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (ii) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

          (c) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (i) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively; and (ii) no Person (excluding the Acquiring Corporation, any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation, or any Exempt Person) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

          (d) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.